

March 17, 2021

Tom Wasserman
Chief Executive Officer
Altimar Acquisition Corporation
40 West 57th Street
33rd Floor
New York, NY 10019

> **Re: Altimar Acquisition Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 25, 2021**
> **File No. 333-251866**

Dear Mr. Wasserman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 29, 2021 letter.

Amendment No. 1 to Form S-4 filed February 25, 2021

Q: Did The Altimar Board Obtain A Third-Party Valuation Or Fairness Opinion..., page 19

1. We note your response to comment 38. We also note your disclosure in your Form S-1 (File No. 333-249368) that, "[i]n the event we seek to complete our initial business combination with a company that is affiliated with our sponsor, officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm or an independent accounting firm that our initial business combination is fair to our company from a financial point of view."

    Considering the discussions in your related party section and the disclosures in your initial public offering, please provide us with your legal analysis as to how you determined that an opinion from an independent investment banking firm or an independent accounting firm is not required in connection with this business combination.

Note 3 Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 213

2.   Please revise adjustment (e) to discuss how you determined the value of equity consideration for acquired stock and if this measurement represented fair value or refer to the section of the filing that provides this information.

Owl Rock Non-GAAP Financial Measures, page 276

3.   You disclose that FRE and DE adjusts for performance income and performance related compensation. However, the reconciliation on page 288 does not appear to have any adjustments related to these items. Please advise or revise to clarify your disclosure of FRE and DE to more clearly explain your adjustments and why they are appropriate.

Owl Rock Operating Metrics - Assets Under Management, page 277

4.   Please refer to comment 29. In your AUM and FPAUM roll forwards, we note you present changes on a net basis. Please revise each relevant roll forward line item to provide additional detail of the change on a gross basis to the extent material with specific attention to the "Net change to assets" line item.

Dyal Operating Metrics - Assets Under Management, page 305

5.   Please refer to comment 35. Please revise your AUM rollforward to present the change in total commitments on a gross basis if materially different than your current net basis presentation.

6.   Please refer to comment 35. Please revise your fee paying AUM rollforward to present the change in fee paying investor capital base on a gross basis if materially different to your current net basis presentation.

    You may contact Michael Volley at (202) 551-3437 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance